ACCOUNTING BENEFIT RIDER

This rider is part of your policy. All definitions, provisions, and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the Policy Date.


RIDER          The SCHEDULE OF CHAGES and TABLE OF SURRENDER CHARGES provisions
PROVISIONS     in yourcurrent Data Pages are amended as follows:

               1.  SCHEDULE OF CHARGES

                   The following paragraph is inserted as the last two sentences in the paragraph labeled "Premium Expense Charge:"

                   Should you surrender this policy for its net surrender value, we will refund you a percentage of the cumulative premium expense charges by applying the following percentages: If you surrender your policy in Year One - 100%; Year Two - 67%; Year Three - 33%; Year Four and later - 0%.

               2.  TABLE OF SURRENDER CHARGES
                   The following two sentences are added to the paragraph following the TABLE OF SURRENDER CHARGES:

                   Should you surrender this policy for its net surrender value the applicable surrender charges will be reduced by the application of the following percentages: If you surrender your policy in Year One - 100%; Year Two - 80%; Year Three - 60%; Year Four - 40%; Year Five - 20%; Year Six and after - 0%.

TERMINATION This rider ends on the first of:

                   1.  Termination of

                   2. Our receipt of your Written Request to cancel it. To be effective on a specific Monthly Date your Written Request must be received by us within 31 daysafter that date.
                       We may require you to send your policy to the home office to record the cancellation; or

                   3.  Your Sixth Policy Anniversary.